UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number:  001-40333

LARGO INC.

(Translation of registrant's name into English)

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this "Amendment No. 1") amends the Report on Form 6-K of Largo Inc. (the "Company") filed with the Securities and Exchange Commission on October 16, 2025. This Amendment No. 1 is being filed to correct the file number associated with the Company's Registration Statement on Form F-3 (File No. 333-290163) (the "Registration Statement") for purposes of incorporating by reference certain exhibits into the Registration Statement.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this report on Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-3 of Largo Inc. (File No. 333-290163), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO INC.
(Registrant)

Date: October 17, 2025	By:	/s/ Daniel Tellechea
		Name:	Daniel Tellechea
		Title:	Interim Chief Executive Officer

FORM 6-K EXHIBIT INDEX

Exhibit Number	Document Description
99.1*	Opinion of Stikeman Elliot LLP, regarding legality of securities being registered
99.2*	Form of Securities Purchase Agreement, between Largo Inc. and purchasers, dated October 13, 2025
99.3*	Form of Securities Purchase Agreement, between Largo Inc. and Arias Resource Capital Fund III L.P.
99.4*	Form of Common Warrant
99.5*	Form of Backstop Warrant
99.6*	Form of Convertible Secured Bridge Loan Agreement
99.7*	Press release, dated October 15, 2025

* previously furnished